CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$615,000	$83.89

Pricing supplement no. 1336 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-II dated April 5, 2013	Pricing supplement to Product Supplement No. 1-II Registration Statement No. 333-177923 Dated April 25, 2013; Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due April 30, 2028 $615,000

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 30, 2028, subject to postponement as described below.
•	The notes are designed for investors who seek periodic interest payments that (a) for the Initial Interest Periods, will be equal to a fixed Interest Rate of 7.75% per annum and (b) for all subsequent Interest Periods, will be equal to the greater of (a) zero or (b) the Multiplier multiplied by the Spread, which is equal to the 30-Year CMS Rate minus the 5-Year CMS Rate minus 0.50%, provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 7.75% per annum. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-II, will supersede the terms set forth in the accompanying product supplement no. 1-II. Among other things, your interest rate will be determined as described below under “Key Terms — Interest Rate.”
•	Minimum denominations of $1,000 and integral multiples of $1,000 thereafter.
•	The notes priced on April 25, 2013 and are expected to settle on or about April 30, 2013.

Key Terms

Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Initial Interest Period(s):	The Interest Periods beginning on and including the Issue Date of the notes and ending on but excluding April 30, 2014.
Initial Interest Rate(s):	7.75% per annum.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Payment Date(s):	Interest on the notes will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on July 30, 2013, to and including the Maturity Date, subject to the Business Day Convention and Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Rate:	With respect to each Initial Interest Period, a fixed Interest Rate of 7.75% per annum and with respect to each Interest Period thereafter, a rate per annum equal to the greater of (a) zero and (b) the Multiplier multiplied by the Spread. Notwithstanding the foregoing, in no event will the Interest Rate with respect to each Interest Period following the final Initial Interest Period be less than the Minimum Interest Rate or greater than the Maximum Interest Rate.
Multiplier:	4
Spread:	On the applicable Determination Date, the 30-Year CMS Rate minus the 5-Year CMS Rate minus 0.50%.
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	7.75% per annum
30-Year CMS Rate:	The 30-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the Determination Date, if the 30-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 30-Year CMS Rate in accordance with the procedures set forth under “What are the CMS Rates?” below.
5-Year CMS Rate:	The 5-Year U.S. Dollar Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a Designated Maturity of 5 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the Determination Date, if the 5-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 5-Year CMS Rate in accordance with the procedures set forth under “What are the CMS Rates?” below.
We refer to the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate each as a “CMS Rate” and together as the “CMS Rates”.
Designated Maturity:	5 years or 30 years, as the case may be, depending on whether the 5-Year CMS Rate or the 30-Year CMS Rate is being calculated.
Determination Date:	For each Interest Period (other than the Initial Interest Periods), two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Pricing Date:	April 25, 2013
Issue Date:	April 30, 2013, subject to the Business Day Convention.
Maturity Date:	April 30, 2028, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126DS67

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 1-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$32.56	$967.44
Total	At variable prices	$20,024.40	$594,975.60

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $32.56 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $32.56 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which will be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $32.56 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

(3) JPMS sold the notes in one or more negotiated transactions, at varying prices determined at the time of each sale, which were at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices were not less than $965.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 25, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 16, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.htm
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

The notes are subject to the limitation on interest described under “Description of Notes — Floating Rate Notes” on page S-10 of the Prospectus Supplement dated November 14, 2011.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the performance of the 30-Year CMS Rate or the 5-Year CMS Rate, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the greater of (a) zero and (b) the Multiplier multiplied by the Spread, provided that such rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAXED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of original discount issue, if any. In addition, a U.S. Holder (as defined in the accompanying product supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-II dated April 5, 2013.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, EXCEPT FOR THE FIRST YEAR, THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Initial Interest Period, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to the greater of (a) zero and (b) the Multiplier multiplied by the Spread, provided that such rate will not be less than the Minimum Interest Rate or greater than the Minimum Interest Rate. If the Spread as described on the cover of this pricing supplement is less than or equal to zero, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	THE INTEREST RATE ON THE NOTES IS SUBJECT TO THE MAXIMUM INTEREST RATE – The Interest Rate for an Interest Period (other than an Initial Interest Period) is variable; however, it will not exceed the Maximum Interest Rate set forth on the front cover of this pricing supplement, regardless of the performance of the CMS Rates or the Spread. In other words, for an Interest Period (other than an Initial Interest Period), if the Spread is greater than or equal to the Maximum Interest Rate, your Interest Rate on the notes will be capped at the Maximum Interest Rate.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES – After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Spread, provided that such rate will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.
JPMorgan Structured Investments —	PS-1
Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due April 30, 2028

If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	THE METHOD OF DETERMINING THE VARIABLE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH THE ACTUAL CMS RATES — The determination of the Interest Rate payable for any Interest Period (other than the Initial Interest Periods) will be based on the Spread, but it will not directly correlate with actual CMS Rates. In addition, the Interest Rate applicable to the notes during any Interest Period (other than the Initial Interest Periods) will not be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. We will use the CMS Rates on each Determination Date to determine the Spread on such Determination Date, which in turn will be used to determine the Interest Rate for the Interest Period corresponding to such Determination Date, regardless of what the actual CMS Rates and differences between the CMS Rates are for the calendar days during such Interest Period that are not Determination Dates.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	The AMOUNT OF INTEREST, IF ANY, will be affected by a number of factors — The amount of interest, if any, payable on your notes will depend primarily on the CMS Rates. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
•	changes in, or perceptions, about the future CMS Rates;
•	general economic conditions;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The CMS Rates may be volatile — The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the CMS Rates, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	the expected volatility of the CMS Rates;
•	the Spread;
•	the time to maturity of the notes;
•	interest rates in the market generally, as well as the volatility of those rates;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	VARIABLE price reoffering risks —JPMS sold the notes at market prices prevailing at prices related to then-prevailing prices or at negotiated prices, provided that such prices were not less than$965.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	TAX DISCLOSURE – The information under “Treated As Variable Rate Debt Instruments" in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated As Variable Rate Debt Instruments" in a supplement to this pricing supplement on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.
JPMorgan Structured Investments —	PS-2
Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due April 30, 2028

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period (other than the Initial Interest Periods)

The following examples illustrate how to calculate the Interest Payment for an Interest Period (other than the Initial Interest Periods) and assume that the number of calendar days in the applicable Interest Period is 90. The hypothetical CMS Rates, Spreads and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual CMS Rates, Spreads or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, the 30-Year CMS Rate is 4.00% and the 5-Year CMS Rate is 3.00%. Because the 30-Year CMS Rate (4.00%) is greater than the 5-Year CMS Rate (3.00%) by more than 0.50%, the Spread is positive and is equal to 0.50%. Accordingly, the Interest Rate is calculated as follows:

MAX [0, 4 × (4.00% - 3.00% – 0.50%)] = 2.00% per annum

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (90/360) = $5.00

Example 2: On the applicable Determination Date, the 30-Year CMS Rate is 10.00% and the 5-Year CMS Rate is 1.00%. Because the 30-Year CMS Rate (10.00%) is greater than the 5-Year CMS Rate (1.00%) by more than 0.50%, the Spread is positive and is equal to 8.50%. Because the Spread multiplied by the Multiplier of 4 is greater than the Maximum Interest Rate of 7.75% per annum, the Interest Rate is equal to the Maximum Interest Rate of 7.75% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 7.75% × (90/360) = $19.38

Example 3: On the applicable Determination Date, the 30-Year CMS Rate is 4.00% and the 5-Year CMS Rate is 6.00%. Because the 30-Year CMS Rate (4.00%) is less than the 5-Year CMS Rate (6.00%), the Spread is negative and equal to -2.50%. Because the Spread multiplied by the Multiplier of 4 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is equal to the Minimum Interest Rate of 0.00% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90/360) = $0.00

JPMorgan Structured Investments —	PS-3
Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due April 30, 2028

What are the CMS Rates?

The 30-Year CMS Rate is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent.

The 5-Year CMS Rate is the rate for U.S. dollar swap with a Designated Maturity of 5 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent.

On the Determination Date, if the 30-Year CMS Rate or the 5-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the Calculation Agent will determine the 30-Year CMS Rate or the 5-Year CMS Rate, as applicable, for such day on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such Determination Date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 5 year maturity commencing on such Determination Date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. Representative Amount means, as determined by the Calculation Agent, an amount that is representative for a single transaction in the relevant market at the relevant time.

Historical Information

The following graphs set forth the weekly historical performance of the CMS Rates and the Spread from January 4, 2008 through April 19, 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 30-Year CMS Rate, as it appeared on Reuters page “ISDAFIX1” on April 25, 2013 was 2.8435%. The 5-Year CMS Rate, as it appeared on Reuters page “ISDAFIX1” on April 25, 2013 was 0.8640%. The Spread on April 25, 2013 was 1.4795%.

The historical CMS Rates and the Spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS Rates or the Spread on any Determination Date. We cannot give you assurance that the performance of the CMS Rates and the Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period.

JPMorgan Structured Investments —	PS-4
Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due April 30, 2028

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.

JPMorgan Structured Investments —	PS-5
Fixed to Floating Rate Notes Linked to the 30-Year Constant Maturity Swap Rate and 5-Year Constant Maturity Swap Rate due April 30, 2028